TRANSOCEAN LTD. TURMSTRASSE 30, CH-6300 ZUG, SWITZERLAND

July 17, 2015

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Transocean Ltd.
Form 10-K/A for the Fiscal Year ended December 31, 2014
Filed March 13, 2015
File No. 000-53533

Dear Mr. Skinner:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated July 1, 2015 (the “Comment Letter”), to the above referenced filings of Transocean Ltd. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following response to the Staff’s comment in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Form 10-K/A for the Fiscal Year ended December 31, 2014

Critical Accounting Policies and Estimates, page 57

Property and Equipment, page 59

Long-lived asset impairment, page 60

1.	We note your disclosure that you may be required to recognize impairments of the carrying amount of one or more of your asset groups under certain circumstances. Supplementally, identify for us any of your asset groups that are at risk for future impairment. Separately, for each such asset group, revise your disclosure to provide the following information, or explain to us why additional disclosure is not necessary:

•	The percentage by which undiscounted cash flows exceeded the underlying carrying value of the asset group as of the most recent assessment of recoverability;

•	The carrying value of the asset group;

•	A description of the key assumptions underlying the undiscounted cash flows and how the key assumptions were determined; and

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible.

Please refer to the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and the guidance in Section V of SEC Release 34-48960, which states that under existing MD&A requirements a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

Company Response:

Our recoverability tests and the projected undiscounted cash flows used for such tests, involve uncertainties relating to assumptions about commodity prices, supply and demand for our services, future market conditions and technological developments. Additionally, underlying such tests are significant assumptions related to the long-term future performance of our asset groups, such as projected revenues and costs, dayrates, rig utilization and revenue efficiency. When performing our impairment and recoverability tests, we apply hypothetical adjustments to certain significant assumptions to assess the sensitivity of the results to those assumptions. In the three months ended December 31, 2014, we identified indicators that the carrying amount of our long-lived assets held and used may not be recoverable. Such indicators included rapid declines in commodity prices and related market conditions, recent low dayrate fixtures and projected declines in dayrates and utilization. We performed tests to determine whether the carrying amount of any of our asset groups was not recoverable. As a result of our recoverability tests, conducted as of December 31, 2014, we concluded that each of the asset groups was recoverable. Based on the best information available to us at the time, our recoverability tests indicated that each asset group was above reasonable margins that would necessitate the asset group from being designated at particular risk of future impairment, and accordingly, we did not identify an individual asset group as at risk of future impairment as of December 31, 2014.

We prepare our management’s discussion and analysis as required under Item 303(a)(3)(ii) of Regulation S-K and in consideration of the guidance in Section V of SEC Release 34-48960. Intending to satisfy our requirements under such guidance, we included the statement that we, under certain circumstances which we described, may be required to recognize additional losses in future periods as a result of impairments of the carrying amount of one or more of our asset groups. Noting further decline in market conditions and in our stock price through the time of our filing of our annual report on Form 10-K, and in order to provide greater transparency than was required within the confines of our impairment testing as of December 31, 2014, we examined the margins by which each asset group satisfied our tests to determine whether any asset group presented particular risks for future impairment if the market would continue to decline. We then enhanced our disclosures, enumerating the factors that could give rise to potential future impairments, in our annual report on Form 10-K, page 37 (third full paragraph) and page 60 (first, second, and third full paragraphs). Additionally, in our market outlook discussion, on page 36 (third through seventh full paragraphs), we provided market information, by asset group, including our observations with respect to idling, stacking and retiring some of the less capable units such as those in our deepwater floaters and midwater floaters asset groups. With these disclosures we specifically intended to provide greater insight into the extreme variability of the current market by disclosing the primary factors giving rise to the unanticipated, rapid, and significant changes that have a direct effect on the quality of our assumptions and that could materially alter our testing results in future periods.

Considering the significant volatility of the projections and assumptions that we employ to evaluate impairment, especially in this rapidly changing environment, we regularly provide investors with the broad market factors that we believe are meaningful to the evaluation, such as those in the discussion and analysis of our periodic filings, and deliver regular, publicly available updates of the indicators and other factors when objective data is available. We provide such objective data in our periodic filings by disclosing each of our asset group’s comparative historical performance and other key indicators, which we also consider to be the primary indicators for impairment. Such indicators are included in our annual report on Form 10-K on page 37 to page 39.

The indicators that impact our future projections of performance and impairment, such as utilization, future dayrates and revenue efficiency and other forward-looking events are complex and subjective. They are subject to underlying assumptions and can be affected by a variety of factors, including external factors such as customer decisions, competitor actions, and the impact on supply and demand for which macroeconomic factors and economic trends are often unforeseen, or unpredictable and out of our control. Our industry has not experienced the volatile conditions seen in this current cycle since the mid-1980s. In such a market where oil prices are depressed and volatile, our customers change their drilling plans frequently and dramatically because they are required to continuously reestimate and reevaluate their future investment returns in a rapidly evolving environment. This has a corresponding effect on our own expectations and increases the uncertainties associated with our projections.

Accordingly, to complement the disclosures in our periodic reports, we provide more frequent updates by enumerating rig-by-rig contractual dayrates, new contracts and extensions or the absence thereof, contract expirations and terminations, and idle and stacked rig status through our monthly fleet status reports that are furnished in our current reports on Form 8-K, as well as qualitative discussion of significant contract terms in the associated footnotes to the fleet status reports. Such supplemental disclosures, for example, are included in our current reports on Form 8-K, filed on January 15, 2015, February 17, 2015, March 18, 2015, April 16, 2015, May 18, 2015, and June 22, 2015.

We continued to monitor the impact of these specific events and other downward trend in key indicators in subsequent quarters, as further discussed below.

Subsequent to December 31, 2014, we identified additional indicators that the carrying amount of our long-lived assets held and used may not be recoverable. For example, in March 2015, one of our customers cancelled its drilling program, which resulted in the idling of one of our rigs in the deepwater floaters asset group. Several other operators have also suspended drilling programs, which has resulted in contract terminations for certain of our competitors. Also, certain operators have renegotiated contractual dayrates with our competitors. Prior to these developments, we expected rigs under contract to continue to work, but when the number of cancellations increased we were forced to assume increased idle periods for several rigs. Additionally, as contracts were cancelled and more rigs became idle, competition for remaining work became more intense and, as a result, we experienced further declining dayrates and utilization, particularly with the deepwater floater asset group, to such an extent that we cancelled the previously-planned shipyards that were no longer economical and we identified certain rigs in this asset group to be permanently retired. Such additional indicators were not present with respect to our recoverability test as of December 31, 2014. As we monitored such additional indicators and began to experience further deterioration of the market conditions for the deepwater floater asset group, we performed additional recoverability tests as of March 31, 2015, and concluded based on the updated testing that the carrying amount of our deepwater floaters asset group was not recoverable. In the three months ended March 31, 2015, we recognized a loss of $507 million associated with the impairment of our deepwater floaters asset group.

Subsequent to March 31, 2015, we identified additional indicators that the carrying amount of our long-lived assets held and used may not be recoverable. Such additional indicators, in this case, include a further weakening of demand for the midwater floaters in the North Sea as two of our major customers suspended or terminated their drilling programs and a third customer in this region has progressively increased its restructuring efforts, which has had a significant impact on its drilling operations. These and other companies are continuing to adjust their spending plans to reflect lower revenues from hydrocarbon sales and lower expectations for future earnings. Such recent developments have had an immediate and adverse effect on dayrate and utilization expectations in the region, fueling intense competition for any remaining work. The presence of additional indicators from contract suspensions and terminations were not present with respect to our recoverability test as of March 31, 2015. As we monitored such additional indicators and began to experience further deterioration of market conditions, we again performed recoverability tests for our asset groups, and as of June 30, 2015, we have determined that the midwater floaters asset group is not recoverable. We are currently completing the estimated fair value of this asset group to quantify the resulting impairment, which will be disclosed in our quarterly report on Form 10-Q for the quarterly period ended June 30, 2015.

In conclusion, we believe that we are providing an appropriate level of disclosure with respect to the factors influencing our asset groups based on the best information available to us at the times we are preparing and filing our financial statements. Additionally, in light of the significant volatility in our cyclical business, we believe regular, supplemental current reports on Form 8-K with updates to the status of our fleet on a rig-by-rig basis enhance the disclosures in our periodic reports on Form 10-K and Form 10-Q in a manner that provides our investors access to the most accurate updated information in between quarterly reporting periods.

Closing comments:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ David Tonnel
David Tonnel Senior Vice President, Finance and Controller

Cc:	Lars A. Sjobring, Senior Vice President and General Counsel